P.E. 11/31/01

807198

1-10378

02011466

U.S. POST OFFICE
DELAYED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2001

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enclosures:

A press release dated November 15, 2001 announcing the sale of Aventis Animal Nutrition to CVC Capital Partners.

Press Release

Your Contact:

Europe

Arvind Sood
Tel: + 33 (0)3-8899-1246
Fax: + 33 (0)3-8899-1375
Arvind.Sood@aventis.com

Karl Mahler
Tel: + 33 (0)3-8899-1424
Fax: + 33 (0)3-8899-1375
Karl.Mahler@aventis.com

U.S.

Felix Lauscher
Tel: + 1 908-243-7867
Fax: + 1 908-243-7767
Felix.Lauscher@aventis.com

November 15, 2001

Aventis to sell animal nutrition business to CVC Capital Partners

Strasbourg, France – Aventis and CVC Capital Partners, a leading European private equity company, have signed an agreement concerning the acquisition of Aventis Animal Nutrition by CVC Capital Partners. Subject to the required approval processes, the closing of the transaction is expected during the first quarter of 2002.

The parties have agreed not to disclose the financial terms of the transaction.

Aventis Animal Nutrition is one of the world's pioneers in animal nutrition, developing, manufacturing and marketing a broad range of nutritional feed additives, including the essential amino acid methionine as well as vitamins, vitamin premixes and feed enzymes. Aventis Animal Nutrition generated total sales of € 577 million in 2000. At the end of 2000, the company had around 1,450 employees. Company headquarters are in Antony near Paris, France. For more information, please visit: www.an.aventis.com

CVC Capital Partners is a leading independent equity provider in Europe, specialising in large scale MBOs/MBIs. Founded in 1981, CVC currently has total funds under management of over €9 billion with offices in 11 European countries and over 50 local investment professionals.

Aventis (NYSE: AVE) is dedicated to improving life through the discovery and development of innovative products. In 2000, Aventis generated group sales of € 22.3 billion and employed around 92,500 people in its Pharma and Agriculture businesses. Corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Aventis

Statements in this news release other than historical information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the strength of competition, the outcome of litigation and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

For further information:

CVC Capital Partners:
Suzy Wayne, Marketing & Communications Manager
Tel.: 44 (0) 20 7420 4200

Aventis Animal Nutrition:
Cécile Duval, Director of Communication
Tel.: 33 (0) 1 46 74 71 64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)

Date: Nov. 15, 2001

By: [signature]

Name: Dirk Oldenburg

Title: General Counsel of the Aventis Group